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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 1)(1)

                           Crown Media Holdings, Inc.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   228411 10 4
                                 (CUSIP Number)

                                  Peter Schube
                  Executive Vice President and General Counsel
                          The Jim Henson Company, Inc.
                            1416 North La Brea Avenue
                               Hollywood, CA 90028
                                 (323) 802-1570
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228411 10 4

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     EM.TV & Merchandising AG (No. I.R.S. Identification No. - non-U.S. entity)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS

     OO

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         0 Shares of Class A Common Stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    0 Shares of Class A Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0 Shares of Class A Common Stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0 Shares of Class A Common Stock

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Shares of Class A Common Stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% Shares of Class A Common Stock

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP No. 228411 10 4

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Jim Henson Company, Inc. (13-2571101)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS

     OO

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         0 Shares of Class A Common Stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    0 Shares of Class A Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0 Shares of Class A Common Stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0 Shares of Class A Common Stock

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Shares of Class A Common Stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% Shares of Class A Common Stock

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

     The Jim Henson Company, Inc. ("Henson") and EM.TV & Merchandising AG ("EMTV") hereby amend and supplement their report on Schedule 13D, originally filed on March 26, 2001 (the "Schedule 13D") with respect to the purchase of shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Crown Media Holdings, Inc. (the "Issuer).

ITEM 2. IDENTITY AND BACKGROUND.

     Schedule 1 to the Schedule 13D is hereby deleted in its entirety and replaced with the Schedule 1 attached to this Amendment No. 1. All statements made in the Schedule 13D regarding the persons listed on Schedule 1 are hereby incorporated by reference and made with respect to the persons listed on
Schedule 1 attached to this Amendment No. 1.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)-(b): As of the date of this Amendment No. 1, no shares of Class A Common Stock are owned by Henson or EMTV. To the knowledge of the Reporting Persons, no shares of Class A Common Stock of the Issuer are beneficially owned by any executive officer or director of Henson or EMTV.

     (c): Henson acquired 5,377,721 shares of Class A Common Stock on March 15, 2001 as disclosed pursuant to Item 3 above. On July 27, 2001, Henson sold all 5,377,721 shares of Common Stock for $90 million (a price of approximately
$16.74 per share). The shares were sold in private transaction pursuant to a Stock Purchase Agreement dated July 24, 2001 by and between Henson and Hallmark Entertainment, Inc., an affiliate of the Issuer, a copy of which is filed as an Exhibit hereto and incorporated by references. Except for such sale, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers, has effected any transactions in shares of Class A Common Stock during the past 60 days.

     (d): No longer applicable.

     (e): Henson and EMTV, through its ownership of Henson, ceased to be beneficial owners of more than 5% of the outstanding shares of Class A Common Stock on July 27, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Henson is a party to the Stock Purchase Agreement referenced in Item 5 above, pursuant to which it sold all its shares of Class A Common Stock to Hallmark Entertainment, Inc. on July 27, 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The Exhibit Index to the Schedule 13D is hereby deleted in its entirety and replaced with the Exhibit Index attached to this Amendment No. 1.

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


                                   SIGNATURES


     After reasonable inquiry and to the best of our respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: August 6, 2001                THE JIM HENSON COMPANY, INC.


                                     By: /s/ Peter Schube
                                         ---------------------------------------
                                         Name: Peter Schube
                                         Title: Executive Vice President


                                     EM.TV & MERCHANDISING AG


                                     By: /s/ Rolf Rickmeyer
                                         ---------------------------------------
                                         Name: Rolf Rickmeyer
                                         Title: Member of the Managing Board


                                     By: /s/ Manfred Hohn
                                         ---------------------------------------
                                         Name: Manfred Hohn
                                         Title: Executive Vice President

                                   SCHEDULE 1


     The name and present principal occupation of each director and executive officer of each of The Jim Henson Company, Inc. and EM.TV & Merchandising AG are set forth below. The business address for the directors and executive officers of The Jim Henson Company, Inc. is 1416 North La Brea Avenue, Hollywood, CA 90028. The business address for the directors and executive officers of EM.TV & Merchandising AG is Betastrasse 11, 85774 Unterfohring, Germany.

                          THE JIM HENSON COMPANY, INC.

--------------------------------------------------------------------------------
Brian Henson           Director/Chairman             United States citizen
--------------------------------------------------------------------------------
Lisa Henson            Director/Vice Chairman        United States citizen
--------------------------------------------------------------------------------
Charles Rivkin         Director/President and        United States citizen
                       Chief Executive Officer
--------------------------------------------------------------------------------
Rolf Rickmeyer         Director                      German citizen
--------------------------------------------------------------------------------
Rainer Huether         Director                      German citizen
--------------------------------------------------------------------------------
Patrick Elmendorff     Director                      Canadian citizen
--------------------------------------------------------------------------------
Peter Schube           Exec. Vice President          United States citizen
                       & Secretary
--------------------------------------------------------------------------------
Isabel Miller          Exec. Vice President          United States citizen
--------------------------------------------------------------------------------
Nancy Schultz          Chief Financial Officer       United States citizen
--------------------------------------------------------------------------------


                            EM.TV. & MERCHANDISING AG

--------------------------------------------------------------------------------
Rainer Huether            Member of the Managing Board          German citizen
--------------------------------------------------------------------------------
Rolf Rickmeyer            Member of the Managing Board          German citizen
--------------------------------------------------------------------------------
Dr. Bernd Thiemann        Chairman of the Supervisory Board     German citizen
--------------------------------------------------------------------------------
Prof. Roland Berger       Member of the Supervisory Board       German citizen
--------------------------------------------------------------------------------
Dr. Ralph Wollburg        Member of the Supervisory Board       German citizen
--------------------------------------------------------------------------------
Dr. Volker Schott         Executive Vice President              German citizen
--------------------------------------------------------------------------------
Manfred Hohn              Executive Vice President              German citizen
--------------------------------------------------------------------------------
Dietmer Vogler            Executive Vice President              German citizen
--------------------------------------------------------------------------------
Jens Stahmann             Executive Vice President              German citizen
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------
7.1            Contribution Agreement,  dated as of March 15, 2001, by and among
               The Jim Henson Company, Inc., Crown Media International, Inc. and
               Crown Media Holdings, Inc.

7.2 Amended and Restated Stockholders Agreement, dated as of March 15, 2001, by and among Crown Media Holdings, Inc., Hallmark Entertainment, Inc., Liberty Media Corporation, VISN Management Corp., JP Morgan Partners (BHCA), L.P. and The Jim Henson Company, Inc.

7.3 Stock Purchase Agreement, dated as of July 24, 2001, by and between The Jim Henson Company, Inc. and Hallmark Entertainment, Inc.